

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

September 11, 2015

Clifford K. Brown
Chief Financial Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook Terrace, IL 60181

**Re: VASCO Data Security International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 000-24389**

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Consolidated Statements of Operations, page F-4

1.   We note that part of your growth strategy includes increasing the adoption of your Authentication-as-a-Service and cloud-based solutions, which include your DIGIPASS as a Service and MYDIGIPASS solutions. In addition, you continue to offer post contract support services to your customers. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs on the face of your consolidated statements of operations.

Notes to Consolidated Financial Statements

Note 7 - Income Taxes, page F-16

2.   We note that as of December 31, 2014 and 2013, unremitted foreign earnings that were considered permanently invested were $83,122 and $50,398, respectively. Please tell us what consideration was given to disclosing the amount of the unrecognized deferred tax liability associated with such unremitted foreign earnings, or providing a statement that determination is not practicable. Refer to ASC 740-30-50-2(c).

Note 13 – Commitment and Contingencies, page F-24

3.   We note your discussion in Item 3 regarding the notice of potential claim related to DigiNotar received in January 2015. Similarly, we note your disclosures in Item 1 to the June 30, 2015 Form 10-Q regarding the July 28, 2015 class action complaint. Please tell us your consideration to provide footnote disclosures as required by ASC 450 with regards to these matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services